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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)

                         MERIDIAN INSURANCE GROUP, INC.
                       ----------------------------------
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
                       ----------------------------------
                         (Title of Class of Securities)

                                  589644-10-3
                                 --------------
                                 (CUSIP Number)

                              GREGORY M. SHEPARD,
                           303 E. Washington Street,
                      Bloomington, IL 61701 (309)829-1061
               --------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 MARCH 31, 1999
            ------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-l(f) or 240.13d-1(g) check the following box [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D

---------------------                                         ------------------
CUSIP No. 589644-10-3                                          Page 2 of 5 Pages
---------------------                                         ------------------

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1.    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      GREGORY M. SHEPARD
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2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                         (b) [ ]
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3.    SEC USE ONLY

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4.    SOURCE OF FUNDS*

      PF

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5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(a)
                                                                             [ ]
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6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      UNITED STATES


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  NUMBER OF               7.       SOLE VOTING POWER
    SHARES                         1,094,500
 BENEFICIALLY             ------------------------------------------------------
   OWNED BY               8.       SHARED VOTING POWER
    EACH                           -0-
   REPORTING              ------------------------------------------------------
  PERSON WITH             9.       SOLE DISPOSITIVE POWER
                                   1,094,500
                          ------------------------------------------------------
                         10.       SHARED DISPOSITIVE POWER
                                   -0-

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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,094,500
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      15.08%

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14.   TYPE OF REPORTING PERSON

      IN

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ITEM 1. SECURITY AND ISSUER

     This statement amends the statement on Schedule 13D dated August 31, 1998 ("Schedule 13D"), previously filed by Gregory M. Shepard ("Shepard"), and amended by Amendment No. 1 to Schedule 13D dated October 31, 1998 relating to the common stock, no par value per share (the "Common Stock" or the "Shares") of Meridian Insurance Group, Inc. (the "Company") with its principal executive offices located at 2955 North Meridian Street, P.O. Box 1980, Indianapolis, Indiana 46206.

     Each capitalized term used in this statement which is defined in the
Schedule 13D shall have the meaning ascribed in the Schedule 13D.

          The Company's outstanding Shares as of March 5, 1999 were 7,259,661. On March 31, 1999 American Union Financial Corporation, an Illinois business corporation ("AUFC") announced a tender offer to purchase up to 350,000 Company Shares or 4.82% of the Company's March 5, 1999 outstanding Shares (according to the Company's 1998 10-K). The tender, which is scheduled to commence on April 2, 1999, will be effected through a "Dutch auction" at a price of not less than $14.50 nor more than $18.50 per Share.

ITEM 2. IDENTITY AND BACKGROUND

     Shepard's business address is c/o AUFC, 303 East Washington Street, Bloomington, Illinois 61701. His principal occupation is President of AUFC and President of two subsidiaries of AUFC, American Union Insurance Company, an Illinois property & casualty insurance company ("AUIC"), American Union Life Insurance Company, an Illinois life, accident and health insurance company ("AULIC") (collectively, the "AUFC Companies"). In addition , Shepard is the Chief Executive Officer of Illinois HealthCare Insurance Company, an Illinois life, accident and health insurance company, with health maintenance organization authority ("Illinois HealthCare"). The AUFC Companies and Illinois HealthCare are located at 303 East Washington Street, Bloomington, Illinois 61701. Shepard has not, during the last five years, been convicted in a criminal proceeding. Shepard has not, during the last five years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which he was or is subject to a judgement, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws. Shepard is a United States Citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     As of March 31, 1999, Shepard owns 1,094,500 shares. Shepard's purchase of 995,000 Shares was reported on a Schedule 13D filed with the Securities & Exchange Commission on August 31, 1998. On January 6, 1999 the Company paid Shepard a 10% stock dividend of 99,500 Shares increasing Shepard's ownership to 1,094,500

 .


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ITEM 4. PURPOSE OF TRANSACTION

     Shepard acquired the Shares and AUFC intends to acquire its Shares for the purpose of investment because they believe the Shares represented a favorable investment opportunity. They are evaluating and expect to continue evaluating the investment potential of the Shares. Depending on various factors, including the results of such evaluation, the Company's business prospects and financial position, other developments concerning the Company, the price level of the Shares, available opportunities to acquire or dispose of Shares or realize trading profits, conditions in the securities markets and general economic and industry conditions, reinvestment opportunities and developments relating to their business, Shepard or AUFC may in the future take such actions with respect to such holdings in the Company as they deem appropriate in light of circumstances existing from time to time. Such actions may include the purchase of additional Shares in the open market, through privately negotiated transactions with third parties or otherwise, or the sale at any time, in the open market, through privately negotiated transactions with third parties or otherwise, of all or a portion of the Shares now owned or hereafter acquired.

     Neither Shepard nor AUFC has any present plans or proposals which would result in or relate to any of the transactions described in paragraphs (b) through (j) of Item 4 of Schedule 13D. In the future, however, Shepard and AUFC reserve the right to adopt such plans or proposals subject to applicable regulatory requirements, if any.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) Shepard owns 1,094,500 Shares, representing 15.08% of the outstanding Shares. AUFC does not own any Shares.

(b) Shepard has the sole power to vote and the sole power to dispose of 1,094,500 Shares. Shepard has the shared power to vote and the shared power to dispose of -0- Shares.

(c)      None.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 hereof or between



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such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     No exhibits to this Schedule 13D are required to be filed.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: March 31, 1999                        /s/ Gregory M. Shepard
                                            -----------------------------
                                                Gregory M. Shepard
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